08003400

Rule 12g3-2(b) File No. 82-34680

Sumitomo Corporation

June 20, 2008

PROCESSED

JUN 26 2008

THOMSON REUTERS

SUPPL

2008 JUN 25 A 9:29

RECEIVED

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the "Notice of Resolutions at the Ordinary General Meeting of Shareholders" dated June 20, 2008 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3539, fax: +81-3-5166-6215, e-mail: katsuharu.otake@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Katsuharu Otake (Mr.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

The following is an unofficial English translation of the Notice of Resolutions at the 140th Ordinary General Meeting of Shareholders of Sumitomo Corporation held on June 20, 2008. Sumitomo Corporation (hereinafter referred to as the "Company") provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

(Stock Exchange Code No. 8053)

June 20, 2008

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Susumu Kato
President and CEO

NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

You are hereby notified that at the 140th Ordinary General Meeting of Shareholders held today presentations were made and resolutions were adopted as set forth below.

With highest regards.

Presentations:

No.1: Business Report, Consolidated Financial Statements, and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 140th Fiscal Year (April 1, 2007 through March 31, 2008)

No.2: Non-consolidated Financial Statements for the 140th Fiscal Year (April 1, 2007 through March 31, 2008)

The matters mentioned above were presented in accordance with "Reports for the 140th Fiscal Year."

The said Reports has been sent to shareholders holding voting rights as an attachment to the Notice of Convocation of the Ordinary General Meeting of Shareholders, and is sent enclosed with this notice to shareholders not holding voting rights.

Resolutions:

Proposition No.1: Distribution of Retained Earnings as Cash Dividends

It was resolved as originally proposed and the year-end dividend was set at 20 yen per common share of the Company. We have already distributed 18 yen per share as interim dividends, and therefore, the total annual dividend for the 140th Fiscal Year is 38 yen per share.

Proposition No.2: Election of Twelve Directors

Messrs. Motoyuki Oka, Susumu Kato, Noriaki Shimazaki, Nobuhide Nakaido, Iwao Okamoto, Makoto Shibahara, Kazuo Ohmori, Takahiro Moriyama, Takashi Kano, Shuichi Mori, Shunichi Arai and Yoshio Osawa were elected and each of them assumed his duty.

Proposition No.3: Election of One Corporate Auditor

Mr. Tsuguoki Fujinuma was elected and assumed his duty. Mr. Fujinuma is an Outside Corporate Auditor as stipulated in the Company Law.

Proposition No.4: Issuing Bonuses to the Company's Directors

It was resolved as originally proposed that bonuses in the aggregate amount of 621 million yen would be paid to 12 Directors serving at the end of the 140th Fiscal Year.

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors

It was resolved as originally proposed that the Company would issue new share acquisition rights in the form of stock options as remuneration to the Directors up to an annual limit of 30 million yen. The aggregate number of new share acquisition rights to be issued is not to exceed 690 rights (100 of the Company's common shares per new share acquisition right).

Proposition No.6: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors

It was resolved as originally proposed that the Company would issue new share acquisition rights in the form of stock options scheme for a stock-linked compensation plan as remuneration to the Directors up to an annual limit of 121 million yen. The aggregate number of new share acquisition rights to be issued is not to exceed 1,300 rights (100 of the Company's common shares per new share acquisition right).

* * *

After the Ordinary General Meeting of Shareholders, Representative Directors, Chairman of the Board of Directors, and President and CEO were elected at the meeting of the Board of Directors, and Full-Time Corporate Auditors and a Standing Corporate Auditor were elected among the Corporate Auditors at the meeting of the Board of Corporate Auditors, and each of them assumed their respective duties. The respective positions of the Directors and Corporate Auditors and Executive Officers as of June 20, 2008 are as follows:

1. Directors and Corporate Auditors

Name/Title		Name/Title	
Motoyuki Oka	Chairman of the Board of Directors	Susumu Kato	President and CEO
Noriaki Shimazaki	Director	Nobuhide Nakaido	Director
Iwao Okamoto	Director	Makoto Shibahara	Director
Shuichi Mori	Director	Kazuo Ohmori	Director
Shunichi Arai	Director	Takahiro Moriyama	Director
Takashi Kano	Director	Yoshio Osawa	Director
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)	Tetsuro Fukumoto	Corporate Auditor (Full-Time)
Itsuo Sonobe	Corporate Auditor*	Akio Harada	Corporate Auditor*
Tsuguoki Fujinuma	Corporate Auditor*		

Notes: 1. All Directors are Representative Directors.

2. Outside Corporate Auditors are indicated by an asterisk (*).

2. Executive Officers

Name/Title		Name/Title	
Susumu Kato	President and CEO*	Noriaki Shimazaki	Executive Vice President*
Nobuhide Nakaido	Executive Vice President*	Michio Ogimura	Senior Managing Executive Officer
Michihisa Shinagawa	Senior Managing Executive Officer	Iwao Okamoto	Senior Managing Executive Officer*
Makoto Shibahara	Senior Managing Executive Officer*	Shuichi Mori	Senior Managing Executive Officer*
Kazuo Ohmori	Senior Managing Executive Officer*	Shunichi Arai	Senior Managing Executive Officer*
Nobuo Kitagawa	Senior Managing Executive Officer	Yoshi Morimoto	Managing Executive Officer
Kentaro Ishimoto	Managing Executive Officer	Kenji Kajiwara	Managing Executive Officer
Makoto Sato	Managing Executive Officer	Toyosaku Hamada	Managing Executive Officer
Takahiro Moriyama	Managing Executive Officer*	Ichiro Miura	Managing Executive Officer
Takashi Kano	Managing Executive Officer*	Kuniharu Nakamura	Managing Executive Officer
Shinichi Sasaki	Managing Executive Officer	Takuro Kawahara	Managing Executive Officer
Yoshio Osawa	Managing Executive Officer*	Kazuhisa Togashi	Executive Officer
Kazuhiro Takeuchi	Executive Officer	Shinichi Ishida	Executive Officer
Takafumi Sone	Executive Officer	Makoto Nakamura	Executive Officer
Naoki Hidaka	Executive Officer	Shigeru Ohashi	Executive Officer
Yasuo Kumagai	Executive Officer	Masayuki Doi	Executive Officer
Toru Furihata	Executive Officer	Hiroyuki Inohara	Executive Officer
Masaru Nakamura	Executive Officer	Kohei Hirao	Executive Officer

Note: Directors (Representative Directors) are indicated by an asterisk (*).

* * *

END